Exhibit 12

UNIVERSAL CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended September 30,		Six Months Ended September 30,
(in thousands, except for ratios)	2013	2012	2013	2012

Earnings
Pretax income before equity in pretax earnings (loss) of unconsolidated affiliates	$43,532	$69,219	$124,955	$106,033
Fixed charges (net of interest capitalized)	6,906	6,709	12,949	13,664
Distribution of earnings from unconsolidated affiliates	—	123	—	123
Total Earnings	$50,438	$76,051	$137,904	$119,820

Fixed Charges and Preference Dividends
Interest expense	$6,160	$5,938	$11,466	$12,108
Interest capitalized	—	—	—	—
Amortization of premiums, discounts, and debt issuance costs	333	334	665	677
Interest component of rent expense	413	437	818	879
Total Fixed Charges	6,906	6,709	12,949	13,664
Dividends on convertible perpetual preferred stock (pretax)	5,712	5,712	11,423	11,423
Total Fixed Charges and Preference Dividends	$12,618	$12,421	$24,372	$25,087

Ratio of Earnings to Fixed Charges	7.30	11.34	10.65	8.77

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	4.00	6.12	5.66	4.78